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                                           Filed By VERITAS Software Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                       Subject Company: Seagate Technology, Inc.
                                                   Commission File No. 001-11403



                          VERITAS SOFTWARE CORPORATION

         QUESTIONS AND ANSWERS INFORMATION POSTED ON INTRANET CONCERNING

          MULTI-COMPANY TRANSACTION INVOLVING SEAGATE TECHNOLOGY, INC.

                        AND VERITAS SOFTWARE CORPORATION


Q&A
Seagate/VERITAS Announcement
Post-market on Wednesday, March 29, 2000



     Q: How do you describe this type of transaction for VERITAS? What are the specific terms?

     A: From our perspective, this is a straightforward merger of Seagate into one of our wholly-owned subsidiaries. What's unique about the transaction is that we are only acquiring our stock, the stock of four other companies held by Seagate and cash. In return, we will issue approximately 116 million shares of our common stock to the stockholders of Seagate. Other than the securities and the cash being paid to us, all of the other assets and liabilities of Seagate are being purchased by the new private company, financed by a group led by Silver Lake. That new entity will indemnify us for any and all liabilities that assume by merging with Seagate, other than liabilities resulting just from the merger itself. With a fixed exchange ratio which locks in accretion, this transaction has no collar.

     Q: VERITAS estimates $3 billion of value for VERITAS shareholders from this transaction, how/what is that value derived from?

     A: We will be issuing approximately 12.5 million fewer shares of VERITAS stock than we are receiving. At our current stock price this represents about $2 billion in stock recapture. Then we would add the up to $1 billion in cash and marketable securities we are receiving to come up with the $3 billion number.


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     Q: How exactly is this transaction accretive?

     A: First we are issuing less shares than we are receiving, thus lowering our EPS sharecount by over 2.5%. We are also adding profits to the company by the interest earned for investing the cash receive in this transaction. Let's say we receive $500 million in cash. At 5% interest we would increase pretax earnings by $25 million on an annual basis. With our 36% tax rate this would add $16 million to our net income, that would then be divided by our (now lower) EPS sharecount - This increases our EPS. Our preliminary estimate shows that for CY2001, the first full year of these benefits, our earnings per share increases by 7.5%.

     Q: How many outstanding shares of VERITAS will be relinquished by Seagate upon closing of this transaction, and what would be the total shares outstanding for VERITAS after the transaction?

     A: Seagate Software currently owns approximately 128 million shares of our common stock. At the closing of the merger with Seagate, we will get those shares back, and we will issue approximately 116 million shares of our common stock to the stockholders of Seagate. The total shares outstanding for VERITAS after the transaction will be 12 million lower than immediately before the transaction. Currently we have 393.6 million shares outstanding.

     Q: Is VERITAS planning to buyback/retire any of those shares from Seagate. If so, how many at what price?

     A: There is actually no cost to us. Seagate Software currently owns 128,059,966 shares of our common stock. At the closing of the merger with Seagate, we will get those shares back, and we will issue approximately 116 million shares of our common stock to the stockholders of Seagate.

     Q: What is the overall affect on the float?

     A: The float will increase dramatically. Seagate Software currently holds approximately 32.5% of our shares, but is limited by contractual agreement and by the securities laws in how many of those shares they can sell. Following the merger, the shares issued to the former Seagate stockholders will represent approximately 30.3% of our shares, very few of which will be subject to any restrictions on resale. Our absolute float will go from just under 67% to about 99% of our shares.

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     Q: What is VERITAS doing to facilitate the absorption of the anticipated
     VERITAS shares entering the market?

     A: We are working with our investment bankers to help smooth any problems before they occur. We know that some institutional holders will not want to or be able to hold VERITAS shares.

     Q: What is your ultimate goal out of this transaction?

     A: Unlike most acquisitions, here we realize our goal in the short term. We get our stock back from Seagate and we are compensated $3 billion in cash and other securities for our trouble.

     Q: When does VERITAS expect the transaction to close?

     A: We think it will close in July, but there is a lot of work to do first. We will need to file and clear an S-4 registration statement with the SEC, both Seagate and VERITAS will need to hold stockholder meetings to approve the transaction, and we will need to make sure all of the assets and liabilities get transferred to the new Seagate Technology.

     Q: Will there be a special shareholder meeting to approve the deal? If so, when will the meeting be held?

     A: We anticipate a meeting in the July timeframe - see the response to the transaction close question above.

     Q: What exactly does VERITAS expect to use the cash resulting from this deal for?

     A: The money is not earmarked for any particular purpose at this time. We will probably use it for a combination of things, including operations, strategic acquisitions and investments.

     Q: Will VERITAS replace Seagate in the S&P 500?

     A: We are not currently aware of any of the S&P 500's plans with respect to VERITAS or Seagate.

     Q: What are VERITAS' plans with respect to your new holdings in CVCI, Gadzoox, San Disk and Dragon Systems?

     A: We are in the process of evaluating our best strategy here. Otherwise, we cannot comment.

     Q: Will there be and changes to the organizational structure or operations of VERITAS?


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     A: No. Even though this transaction is legally called a merger, it is a financial transaction only. There will be no change in company names, no changes to existing VERITAS operations, no new employees and no products being acquired.

     Q: Will this transaction have an effect on our partners and customers?

     A: No. Again, because this transaction is a financial transaction only, there will be no impact on partners or customers.

     Q: Will this transaction have an effect on VERITAS employee stock programs, ESPP, annual stock grant?

     A: No. There will be no impact on internal stock programs such as the employee stock purchase plan or our stock option plan, other than the effect of the transaction on the price of our stock.

     Q: Will VERITAS employees who own Seagate stock in general or as a part of their 401K be treated in the same way as other Seagate stockholders?

     A: Yes. VERITAS employees that own Seagate Tech stock in general or in 401K accounts will be treated the same as regular Seagate stockholders.

     Q: What will the effect be on VERITAS' earnings and financial statements?

     A: This transaction is expected to be very positive (or accretive) to our future results. We should see just over 10% accretion in the second half of 2000 and 7.5% in 2001. This accretion is a two pronged calculation. First because we will be reducing the number of our outstanding shares. But equally as important, we will also be earning interest on the cash we receive as part of this transaction - providing additional net income.

                                       ###

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The foregoing information contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements regarding, among other things, the timing, effect, and potential value of the transaction, are based on the current expectations and beliefs of managements of Seagate and VERITAS Software, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause
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actual results to differ materially from those described in the forward-looking statements: the failure of the transaction to close due to the failure to obtain regulatory or other approvals; the failure of the transaction to close due to the failure of Silver Lake Partner's financing source to fulfill certain financial commitments; the failure of the Seagate or VERITAS Software stockholders to approve the merger; the risk of unanticipated costs of effecting the transaction; the risk that liabilities will arise and the new private company will be unable or unwilling to satisfy its proposed indemnification obligations to VERITAS Software; the risk that the economic terms of the transaction will vary substantially due to changes in the market prices of VERITAS software or the investment securities and the impact of the operations of Seagate and the resulting cash balances at closing; and the risk that the Internal Revenue Service will determine that the transaction is taxable to the Seagate stockholders.

For a detailed discussion of these and other cautionary statements, please refer to the joint proxy statement/prospectus to be filed by both Seagate and VERITAS Software as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in the "Factors Affecting Future Operating Results" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations section of Seagate's Form 10-K its fiscal year ended July 2, 1999 and its Form 10-Q for its fiscal quarter ended December 31, 1999, and in the "Factors That May Affect Future Results" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations" section of VERITAS Software's Form 10-Q for its fiscal quarter ended September 30, 1999.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Seagate and VERITAS Software are advised to read the joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Seagate and VERITAS Software expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Seagate or VERITAS

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Software by directing such requests to the respective investor relations contacts listed below.

Seagate and its officers and directors may be deemed to be participants in the solicitation of proxies from Seagate 's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in Seagate 's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on October 4, 1999, and in its S-4 Registration Statement, as subsequently amended, on September 3, 1999. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from the Seagate investor relations' contacts listed below.

VERITAS Software and its officers and directors may be deemed to be participants in the solicitation of proxies from VERITAS Software's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in VERITAS Software's S-1 Registration Statements filed with the Securities and Exchange Commission on September 22, 1999, as supplemented. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the VERITAS Software investor relations' contacts listed below.

For More Information Contact:
Seagate Technology                                VERITAS Software

Media Relations                                   Media Relations

Julie A. Still 831-439-2276                       Erin Jones 805-783-4528
Julie_a_still@notes.Seagate.com                   erin.jones@veritas.com

Forrest W. Monroy 831-439-2838                    Rebecca Glenn 650-318-4362
Forest_w_monroy@Seagate.com                       rebeca.glenn@veritas.com

Philip D. Montero 831-439-2862                    Martha Blackwell 805-782-4175
Philip_d_montero@notes.Seagate.com                martha.blackwell@veritas.com